Exhibit 99.1

Americas Gold and Silver Corporation Provides an Update on the Galena Complex and Relief Canyon Mine

TORONTO--(BUSINESS WIRE)--January 6, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas”, “Americas Gold and Silver” or the “Company”), a growing North American precious metals producer, is pleased to provide an update on the Galena Complex and the Relief Canyon mine.

Highlights

  The Galena Complex had a strong finish to the year with Q4-2020 production of approximately 295,000 ounces of silver and 5.8 million pounds of lead (600,000 ounces AgEq1) compared with 160,000 ounces of silver and 2.6 million pounds of lead in Q4-2019 (296,500 AgEq), a year-over-year increase of over 100% on a AgEq basis.
  With the continued strong silver price, the Company is targeting to increase production at the Galena Complex to 1.8-2.0 million ounces of silver per year in 2022 by replacing the Galena hoist and increasing development on the 3700 and 4300 levels in 2021.
  The increase in production is based on the continued success of the Phase 1 drill program as part of the Galena Recapitalization plan, particularly from the 4300 Level targeting the upper extensions of the 360 Complex and more recent drilling from the 3400 Level. Key intercepts include:
    Hole 34-117
      1,017 g/t silver and 1.0% copper (or 1,121 g/t AgEq) over 2.9 meters2 including 2,195 g/t silver and 3.1% copper (or 2,513 g/t AgEq) over 0.8 meters including 6,893 g/t silver and 3.0% copper (or 7,206 g/t AgEq) over 0.2 meters
    Hole 43-253
      855 g/t silver, 0.7% copper and 0.4% lead (or 938 g/t AgEq) over 0.5 meters including 4,458 g/t silver, 3.5% copper and 1.8% lead (or 4,888 g/t AgEq) over 0.1 meters
      413 g/t silver and 10.2 % lead (or 786 g/t AgEq) over 1.5 meters including 2,092 g/t silver and 43.4% lead (or 3,680 g/t AgEq) over 0.2 meters
  At Relief Canyon, commercial production is expected within the next two weeks, due to certain key personnel for the project being unable to remain onsite as a result of contracting COVID-19 and winter weather impacts.

“The Galena Complex is demonstrating the positive impact of having a diversified portfolio of assets and commodities,” stated Americas Gold and Silver President & CEO Darren Blasutti. “While I am disappointed by the unexpected delay in declaring commercial production at Relief Canyon, the health and safety of our workers far outweighs pushing to declare commercial production. We are having a strong start to 2021 at Relief Canyon, our key employees have returned to the site and the stacker is operating well. We look forward to declaring commercial production at Relief Canyon shortly.”

Galena Complex

The Galena Complex is benefiting from the Recapitalization Plan that commenced in October 2019 as evident from the significant year-over-year production increase in Q4-2020. Production in Q4-2020 increased to approximately 295,000 ounces of silver and 5.8 million pounds of lead (600,000 ounces AgEq) compared with 160,000 ounces of silver and 2.6 million pounds of lead in Q4-2019 (296,500 AgEq), a year-over-year increase of over 100% on a AgEq basis.

The Company is confident it can increase production to 1.8-2.0 million ounces of silver by 2022 based on the continued success of drilling on the 360 Complex, which was an important contributor to the increase in the mineral resource estimates as of June 30, 2020. This increase will require replacement of the Galena hoist as well as continued development on the 3700 and 4300 levels. The Company estimates the required capital for this project to be approximately $20 million.

The most recent drilling from the 4300 Level targeting the upper zones of the 360 Complex adds to the recent drill success. Key intercepts from Hole 43-253 include:

  855 g/t silver, 0.7% copper and 0.4% lead (or 938 g/t AgEq) over 0.5 meters including 4,458 g/t silver, 3.5% copper and 1.8% lead (or 4,888 g/t AgEq) over 0.1 meters
  145 g/t silver and 6.5% lead (or 379 g/t AgEq) over 2.3 meters including 521 g/t silver and 24.4% lead (or 1,406 g/t AgEq) over 0.2 meters
  326 g/t silver and 10.4 % lead (or 712 g/t AgEq) over 0.9 meters including 1,289 g/t silver and 34.8% lead (or 2,580 g/t AgEq) over 0.1 meters
  413 g/t silver and 10.2 % lead (or 786 g/t AgEq) over 1.5 meters including 2,092 g/t silver and 43.4% lead (or 3,680 g/t AgEq) over 0.2 meters

The East Coeur target occupies the area between Galena’s historically prolific West Argentine mining front and the Coeur mine. Initial drilling from the 3400 Level yielded a strong result which will be followed up with additional drilling. Key intercepts from Hole 34-117 include:

  1,017 g/t silver and 1.0% copper (or 1,121 g/t AgEq) over 2.9 meters including 2,195 g/t silver and 3.1% copper (or 2,513 g/t AgEq) over 0.8 meters including 6,893 g/t silver and 3.0% copper (or 7,206 g/t AgEq) over 0.2 meters

A full table of drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20210106.pdf.

Development on the 5500 Level to establish a new drill station east of the #3 shaft is expected to be completed by the end of January 2021. This drill station will provide a better angle to target the Triple Point (intersection of the Silver, 175 and 185 Veins) as well as the down dip extension of the 360 Complex.

The Company is targeting further mineral resource additions at the Galena Complex for the remainder of Phase 1 drilling through June 2021 with expectations of least 50 million ounces of silver.

Relief Canyon

On December 7, 2020, the Company announced that its large radial stacker returned to operation at Relief Canyon and was confident commercial production would be reached by year-end. Due to several factors, including key personnel for the project contracting the COVID-19 virus in December 2020, commissioning of the larger stacker and winter weather impact, the operation has not been able to maintain the steady ore stacking rate required for the Company to declare commercial production. Following the detection of COVID-19 positive cases within these key personnel, measures were taken to isolate positive cases and prevent the spread of the virus. The Company’s top priority is to maintain the health and safety of its employees and contractors, their families and the community, and is following COVID-19 safety measures and guidance from public health authorities regarding response and containment measures.

The Company expects to reach commercial production at Relief Canyon by mid-January 2021 with full production targeted by mid-May 2021. The Company will be providing full year production guidance following the announcement of commercial production and inline with the Company’s regular guidance timeframe.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2021. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Niel de Bruin, Director of Geology, who is an employee of the Company and a “qualified person” under National Instrument 43-101, have approved the applicable contents of this news release.

Technical Information

The diamond drilling program used NQ-size core. Americas Gold and Silver’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the replacement of the hoist and associated and expected costs; the Company’s production, development plans and performance expectations at the Relief Canyon Mine and its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the potential impact of the discovery of the carbonaceous material within the Relief Canyon pit and the Company’s initial analysis and determination of the extent and impact thereof and the expected timing to complete such analysis and determination, as well as its ability to address or mitigate such impacts and the extent thereof. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to bring to commercial production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 AgEq was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead.
2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416-848-9503